EXHIBIT 23

Independent Auditors’ Consent

The Board of Directors

Texas Regional Bancshares, Inc.:

We consent to the incorporation by reference in the Registration Statements No. 333-05681, No. 333-57819, No. 333-57831, No. 333-62834 and No. 333-75680 all on Forms S-8 of Texas Regional Bancshares, Inc. of our report dated January 21, 2003, with respect to the consolidated balance sheets of Texas Regional Bancshares, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2002 which report appears in the December 31, 2002, annual report on Form 10-K of Texas Regional Bancshares, Inc. Our report refers to a change in the method of accounting for goodwill and other intangible assets in 2002.

/s/ KPMG LLP

Austin, Texas
March 13, 2003